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EXHIBIT 8.2

[SILVER, FREEDMAN & TAFF, L.L.P. LETTERHEAD]

September 12, 2003

Board of Directors
Klamath First Bancorp, Inc.
540 Main Street
Klamath Falls, OR 97601

  Re:
  Certain United States Federal Income Tax Consequences of the Merger

Gentlemen:

        We have acted as special tax counsel to Klamath First Bancorp, Inc. ("Klamath") in connection with the proposed merger (the "Merger") of Klamath with and into Sterling Financial Corporation ("Sterling") pursuant to an Agreement and Plan of Merger dated as of July 14, 2003 (the "Merger Agreement") by and between Sterling and Klamath. You have requested that we provide an opinion regarding the treatment of the Merger under the Internal Revenue Code of 1986, as amended (the "Code"), and the accuracy of the tax disclosures in the prospectus/joint proxy statement (the "Joint Proxy Statement") contained in Sterling's registration statement on Form S-4 relating to the Merger, filed with the Securities and Exchange Commission (the "Registration Statement").

        In providing this opinion, we have relied on (i) the description of the transaction as set forth in the Merger Agreement, (ii) the description of the transaction as set forth in the Joint Proxy Statement and the exhibits thereto, and (iii) representations provided by Sterling and Klamath concerning certain facts relating to the Merger.

        Based upon and subject to the foregoing, it is our opinion that:

  (i)
  the summaries of the United States federal income tax consequences set forth in the Joint Proxy Statement under the heading "THE MERGER—Material United States federal income tax consequences of the merger" are accurate in all material respects as to matters of law and legal conclusions;

  (ii)
  the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) of the Code;

  (iii)
  Klamath and Sterling will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

  (iv)
  No gain or loss will be recognized by a holder of Klamath common stock upon the exchange of such holder's shares of Klamath common stock in the Merger for Sterling common stock, except with respect to cash received in lieu of any fractional share;

  (v)
  the aggregate tax basis of the Sterling common stock received in the Merger will be the same as the adjusted tax basis of the holder in the Klamath common stock exchanged therefor reduced by the amount allocable to any fractional share in Sterling common stock for which cash is received; and

  (vi)
  the holding period for Sterling common stock received in the Merger in exchange for Klamath common stock will include the period that such Klamath common stock was held by the holder.

        This opinion does not address the United States federal income tax consequences to certain holders of Klamath common stock who may be subject to special tax treatment. This opinion is based on current provisions of the Code, the Treasury regulations promulgated thereunder, and the interpretation of the Code and such regulations by the courts and the Internal Revenue Service, as they are in effect and exist at the date of this opinion. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could adversely affect our conclusion.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to all references to this firm under the heading "THE MERGER—Material federal income tax consequences of the merger" in the Joint Proxy Statement.

Sincerely,
/s/ Silver, Freedman & Taff, L.L.P. Silver, Freedman & Taff, L.L.P.

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  EXHIBIT 8.2